Exhibit 2.2

(FORM OF)

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of March 30, 2009, is by and between Double Eagle Petroleum Co., a Maryland corporation (“Double Eagle”) and the undersigned holder (the “Affiliate”) of shares of common stock and shares of preferred stock, as applicable, of Petrosearch Energy Corporation, a Nevada corporation (“Petrosearch”). Capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement referenced below.

RECITALS

A.
Double Eagle, Double Eagle Acquisition Corporation, a Nevada corporation and a wholly-owned subsidiary of Double Eagle (“Merger Sub”), and Petrosearch have entered into an Agreement and Plan of Merger dated March 30, 2009 (as the same may be amended from time to time, the “Merger Agreement”) pursuant to which Petrosearch will merge (the “Merger”) with and into Merger Sub, with Petrosearch surviving the Merger as a wholly-owned subsidiary of Double Eagle, on the terms and subject to the conditions set forth in the Merger Agreement.

B.
As of the date hereof, Affiliate owns and has the present power and right to vote (or to direct the voting of) (i) the number of shares of common stock, par value of $0.001 per share, of Petrosearch (the “Petrosearch Common Stock”), as set forth beneath the Affiliate’s name on the signature page hereto and identified as “Number of Shares of Petrosearch Common Stock Owned,” and (ii) the number of shares of preferred stock (the “Petrosearch Preferred Stock”), including the number of shares of Petrosearch Common Stock that such Petrosearch Preferred Stock is convertible into, as set forth beneath the Affiliate’s name on the signature page hereto and identified as “Number of Shares of Petrosearch Preferred Stock Owned” and “Number of Shares of Preferred Stock on an As-Converted Basis Into Shares of Petrosearch Common Stock”, respectively, as such Shares of Common Stock and Shares of Preferred Stock may be adjusted by stock dividend, stock split, recapitalization, combination, merger, consolidation, reorganization or other change in the capital structure of Petrosearch affecting the Petrosearch Common Stock or the Petrosearch Preferred Stock, as applicable (such shares of Petrosearch Common Stock, Petrosearch Preferred Stock, plus any other shares of Petrosearch Common Stock or Petrosearch Preferred Stock the voting power over which is acquired by Affiliate during the period (the “Term”) from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms, are collectively referred to herein as Affiliate’s “Subject Shares”).

C.
As an inducement to the willingness of Double Eagle to enter into the Merger Agreement, and as an inducement and in consideration therefor, the Merger Agreement requires certain persons, including Affiliate, to execute and deliver this Agreement and Affiliate has agreed to enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

1.
Agreement to Vote the Subject Shares. Affiliate, solely in Affiliate’s capacity as a stockholder of Petrosearch, hereby agrees that during the Term, at any and all meetings (or any adjournments or postponements thereof) of the holders of any class or classes of the capital stock of Petrosearch at which the Merger Agreement and the transactions contemplated thereby are considered, however called, or in connection with any and all written consents of the holders of any class or classes of the capital stock of Petrosearch relating to the Merger Agreement and transactions contemplated thereby, Affiliate shall vote (or cause to be voted) Affiliate’s Subject Shares owned on the applicable record date and entitled to vote thereon in favor of the approval and adoption of the Company Proposal and the terms of the Merger Agreement and the Merger and each of the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof). Affiliate, solely in Affiliate’s capacity as a shareholder of Petrosearch, agrees not to enter into any agreement, letter of intent, agreement in principle or understanding with any person that violates or could reasonably be expected to violate the provisions and agreements contained in this Agreement.

2.
Grant of Irrevocable Proxy.  The Affiliate hereby appoints Double Eagle and any designee of Double Eagle, and each of them individually, as such Affiliate's proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent with respect the Subject Shares in accordance with Paragraph 1 above. This proxy is given to secure the performance of the duties of the Affiliate under this Agreement. Affiliate shall promptly cause a copy of this Agreement to be deposited with the Company at its principal place of business. The Affiliate shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.

3.
Nature of Irrevocable Proxy. The proxy and power of attorney granted pursuant to Paragraph 2 by the Affiliate shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by the Affiliate. The power of attorney granted by the Affiliate herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Affiliate. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

4.
Covenants. Affiliate agrees that, except as contemplated by the terms of this Agreement, Affiliate shall not, directly or indirectly, (i) grant any proxies or powers of attorney in respect of the Subject Shares, deposit any of Affiliate’s Subject Shares into a voting trust or enter into a voting agreement with respect to any of Affiliate’s Subject Shares; (ii) except with respect to pledges of Subject Shares in effect on the date hereof, transfer, grant an option with respect to, sell, exchange, pledge or otherwise dispose of or encumber the Subject Shares, or make any offer or enter into any agreement providing for any of the foregoing at any time during the Term; or (iii) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting Affiliate’s ability to perform Affiliate’s obligations under this Agreement. Notwithstanding the foregoing, nothing herein shall prevent Affiliate from assigning or transferring any Subject Shares beneficially owned by Affiliate as a bona fide gift, to any immediate family member or to any trust, estate, family partnership, foundation (whether family, private or public) or other entity under Affiliate’s control, subject to the same ultimate control as Affiliate or which controls Affiliate (each a “Permitted Transferee”) if such Permitted Transferee agrees in writing to hold any Subject Shares subject to all of the provisions of this Agreement as Affiliate hereunder. For purposes of the foregoing, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

5.	Representations and Warranties of Affiliate. Affiliate hereby represents and warrants to Double Eagle as follows:

a.
Due Authority. Affiliate has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Affiliate constitute a valid and binding obligation of Affiliate, enforceable against Affiliate in accordance with its terms.

b.
Ownership of Shares. Affiliate owns and has the present power and right to vote (or to direct the voting of) the number of Subject Shares set forth beneath the Affiliate’s name on the signature page hereto. Affiliate has sole voting power and sole power of disposition, in each case with respect to all of the Subject Shares set forth beneath Affiliate’s name on the signature page hereto with no limitations, qualifications or restrictions on such rights, subject only to applicable securities laws and the terms of this Agreement and as otherwise noted on the signature page hereto. The Subject Shares set forth beneath the Affiliate’s name on the signature page hereto are all of the equity interests in Petrosearch legally or beneficially owned by Affiliate.

c.
No Violations. (i) No filing with any governmental authority, and no authorization, consent or approval of any other person is necessary for the execution of this Agreement by Affiliate and the consummation by Affiliate of the transactions contemplated hereby (it being understood that nothing herein shall prevent Affiliate’s compliance with Section 13(d) of the Exchange Act); and (ii) none of the execution and delivery of this Agreement by Affiliate or compliance by Affiliate with any of the provisions hereof shall (A) result in, or give rise to, a violation or breach of or a default under any of the terms of any contract, understanding, agreement or other instrument or obligation to which Affiliate is a party or by which Affiliate or any of Affiliate’s Subject Shares may be bound, or (B) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation that could reasonably be expected to adversely affect Affiliate’s ability to perform Affiliate’s obligations under this Agreement.

d.
Reliance by Double Eagle. Affiliate understands and acknowledges that Double Eagle has entered into the Merger Agreement in reliance upon the covenants contained therein requiring the execution and delivery of this Agreement by Affiliate.

6.	Representations and Warranties of Double Eagle. Double Eagle hereby represents and warrants to Affiliate as follows:

a.
Due Authority. Double Eagle has the power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Double Eagle constitute a valid and binding obligation of Double Eagle, enforceable against Double Eagle in accordance with its terms.

b.	Reliance by Double Eagle. Double Eagle understands and acknowledges that Affiliate is entering into this Agreement in reliance upon the execution and delivery of the Merger Agreement by Double Eagle.

7.	Miscellaneous.

a.
Affiliate Capacity. Nothing in this Agreement shall limit or affect the ability of a director or officer of Petrosearch to take any action as may be advisable or necessary in the discharge of his or her fiduciary duties as such director or officer.

b.
Publication. Affiliate hereby permits Double Eagle and Petrosearch to publish and disclose in the Proxy Statement/Prospectus (including all documents and schedules filed with the SEC) and in other filings with the SEC, Affiliate’s identity and ownership of Subject Shares and the nature of Affiliate’s commitments, arrangements, and understandings pursuant to this Agreement.

c.	Further Actions. Each of the parties hereto agrees that it will use its commercially reasonable efforts to do all things necessary to effectuate this Agreement.

d.
Entire Agreement. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and understandings, oral and written, with respect thereto.

e.
Binding Effect; Benefit; Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their Permitted Transferees, heirs, estates and successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, except by will or by the laws of descent and distribution, without the prior written consent of each of the other parties. Nothing in this Agreement, expressed or implied, is intended to confer on any person, other than the parties hereto, any rights or remedies.

f.
Amendments; Waivers. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by all of the parties hereto.

g.
Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

h.
Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

i.
No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

j.
Governing Law; Waiver of Jury Trial. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF MARYLAND. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

k.
Headings. The descriptive headings of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

l.
Counterparts; Facsimiles. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument. A signature transmitted by facsimile or by electronic mail in “portable document format” shall be treated for all purposes by the parties hereto as an original and shall be binding upon the party transmitting such signature without limitation.

m.
Termination. This Agreement shall terminate, neither Double Eagle nor Affiliate shall have any rights or obligations hereunder, and this Agreement shall become null and void and have no effect upon the earliest to occur of (i) the mutual consent of Double Eagle and Affiliate, (ii) the Effective Time, or (iii) the effective termination of the Merger Agreement pursuant to its terms; provided, further, that termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against any other party hereto for such party’s breach of any of the terms of this Agreement. Notwithstanding the foregoing, Paragraphs 7(d), 7(e), 7(h) and 7(j) shall survive the termination of this Agreement.

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IN WITNESS WHEREOF, this Agreement is executed as of the date first stated above.

DOUBLE EAGLE PETROLEUM CO.

By:
Name:	Kurtis Hooley
Title:	Senior Vice President and Chief Executive Officer

AFFILIATE

Printed Name:

Number of Shares of Petrosearch Common Stock Owned:

Number of Shares of Petrosearch Preferred Stock Owned:

Number of Shares of Preferred Stock on an As-Converted
Basis Into Shares of Petrosearch Common Stock: